UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

GoPro, Inc.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

38268T 10 3

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38268T 10 3

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Dean S. Woodman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 120,000

		6.	Shared Voting Power* 3,336,022

		7.	Sole Dispositive Power 120,000

		8.	Shared Dispositive Power* 3,336,022

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,456,022

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*** 6.6%

12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

CUSIP No. 38268T 10 3

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Jane B. Woodman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power* 5,336,022

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power* 5,336,022

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 5,336,022

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*** 9.9%

12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

CUSIP No. 38268T 10 3

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) The Woodman Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power* 3,336,022

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power* 3,336,022

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,336,022

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*** 9.86%

12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.

Item 1.
	(a)	Name of Issuer GoPro, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3000 Clearview Way San Mateo, CA 94402

Item 2.
	(a)	Name of Person(s) Filing Dean S. Woodman, Jane B. Woodman and The Woodman Trust
	(b)	Address of Principal Business Office or, if none, Residence 233 Mockingbird Trail Palm Beach, Florida 33480
	(c)	Citizenship United States (Dean Woodman and Jane Woodman); California (The Woodman Trust)
	(d)	Title of Class of Securities Class A Common Stock, $0.0001 per share
	(e)	CUSIP Number 38268T 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned***
Dean Woodman	120,000	3,456,022*	3,456,022	6.6%
Jane Woodman	0	5,336,022**	5,336,022	9.9%
The Woodman Trust	0	3,336,022	3,336,022	6.4%

* Consists of 3,336,022 shares of Class A Common Stock held by The Woodman Trust with Dean and Jane Woodman, Trustees.

**Consists of (a) of 3,336,022 shares of Class A Common Stock held by The Woodman Trust and (b) 2,000,000 shares of Class B Common Stock held by Mockingbird Trail, LLLP as of December 31, 2014. Jane Woodman is the general partner of Mockingbird Trail, LLLP.

*** Based upon outstanding share information provided to the Reporting Persons by the Issuer as of December 31, 2014 (52,091,317 shares of Class A Common Stock).

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

By: /s/ Dean S. Woodman Name: Dean S. Woodman
By: /s/ Jane Woodman Name: Jane Woodman
The Woodman Trust By: /s/ Dean Woodman Title: Dean Woodman, Trustee

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